Troutman Pepper Hamilton Sanders LLP 600 Peachtree Street NE, Suite 3000 Atlanta, GA 30308-2216 troutman.com

September 24, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549
Attn: Linda Cvrkel and Rufus Decker

Re:	Priority Technology Holdings, Inc. Form 10-K for the Fiscal Year Ended December 31, 2019 Filed March 30, 2020 File No. 001-37872
Ladies and Gentlemen:
At the request and on behalf of our client, Priority Technology Holdings, Inc. (the “Company”), we are hereby writing in response to the Staff’s comment letter dated September 10, 2020. Unless the context requires otherwise, references to we, our, us, Priority Technology Holdings, Inc. or the Company in the response below refer to Priority Technology Holdings, Inc.
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Certain Non-GAAP Financial Measures, page 51
1. You state on page 33 that the Total Net Leverage Ratio covenant in your debt agreements uses Consolidated Adjusted EBITDA in the denominator. If you believe that your debt agreements are material agreements, the covenant is a material term of the debt agreements and that information about the covenant is material to an investor's understanding of your financial condition and/or liquidity, please revise your disclosure to reference Consolidated Adjusted EBITDA as a liquidity measure, rather than a performance measure, and move the Consolidated Adjusted EBITDA disclosure to the liquidity section, where it can be discussed in the context of the Total Net Leverage Ratio covenant in your debt agreements. Please present the actual Total Net Leverage Ratio covenant computation (reconciled to GAAP amounts) for the most recent period only. For each reconciling item, like pro-forma impacts for acquisitions, contracted revenue and savings and other professional and consulting fees, disclose in greater detail their nature and how they were derived. Also, disclose any other material terms of the debt agreements and the amounts or limits required for covenant compliance. Further, disclose the actual or reasonably likely effects of compliance or non-compliance with the covenant on your financial condition and liquidity, including the resulting impact on other credit and/or lease agreements due to cross-default provisions. If some of this information is disclosed elsewhere in the filing, you may cross-reference to that disclosure in lieu of repeating it. Refer to Question 102.09 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Similarly revise your disclosures in your Forms 10-Q and 8-K.

Securities and Exchange Commission September 24, 2020

Response:
We believe that our debt agreements are material agreements, that the Total Net Leverage Ratio covenant is a material term of our debt agreements and that there are no other material terms requiring disclosure.

Accordingly, in response to the Staff’s comment, we will move the presentation and discussion for “Consolidated Adjusted EBITDA” to the liquidity section and coordinate it with the presentation and calculation of the Total Net Leverage Ratio for the most recent period only in all future Form 10-Q, Form 10-K and Form 8-K filings. We will reference “Consolidated Adjusted EBITDA” as a liquidity measure in accordance with Question 102.09, but continue to reconcile it to Net Income/Loss calculated in accordance with GAAP as required by the covenant in our debt agreements. Exhibit 1 attached hereto demonstrates what this disclosure will look like in the Liquidity and Capital Resources section under the header "Long-Term Debt.”

The Staff is requested to direct any further questions regarding these filings and this letter to the undersigned at (404) 885-3721. Thank you.

Sincerely,

/s/ James Stevens

James Stevens

Enclosures

Securities and Exchange Commission September 24, 2020

EXHIBIT 1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Long-Term Debt

As of June 30, 2020, we had outstanding long-term debt of $499.9 million compared to $495.5 million at December 31, 2019, an increase of $4.4 million. The debt balance at June 30, 2020 consisted of outstanding term debt of $387.0 million under the Senior Credit Facility and $98.4 million in term debt under the subordinated Credit and Guaranty Agreement with Goldman Sachs Specialty Lending Group, L.P. (the "GS Credit Facility") (including accrued payment-in-kind ("PIK") interest through June 30, 2020). Additionally, under the Senior Credit Facility, we have a $25.0 million revolving credit facility, which had $14.5 million drawn and outstanding as of June 30, 2020. The outstanding principal amounts under the Senior Credit Facility and the subordinated GS Credit Facility mature in January 2023 and July 2023, respectively. The $25 million revolving credit facility expires in January 2022.

The Senior Credit Facility and the subordinated GS Credit Facility are secured by substantially all of our assets, however, the parent entity, Priority Technology Holdings, Inc., is neither a borrower nor guarantor to the Senior Credit Facility or the GS Credit Facility.

On March 18, 2020, we modified the Senior Credit Agreement and the GS Credit Amendment (collectively, the "Sixth Amendment"). As of June 30, 2020, financial covenants, as amended, under the Senior Credit Facility required the Total Net Leverage Ratio, as defined in the agreement, not to exceed 7.75:1.00 at June 30, 2020 through December 31, 2020. The Total Net Leverage Ratio steps down thereafter. The Total Net Leverage Ratio covenant is a material term within the Sixth Amendment.

As of June 30, 2020, we were in compliance with our financial covenants. Noncompliance in the future could have materially adverse impacts on our financial condition, including giving the lenders the right to accelerate the debt repayment schedule and restricting access to the revolving credit facility.  Based upon current projections, the Company expects to be in compliance with its debt covenants for at least the foreseeable future. For additional information about the risks associated with our debt agreements and related covenants, refer to the "Risk Factors Related to Our Indebtedness" in Item 1A, Risk Factors, in our most recent Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 30, 2020.

Total Net Leverage Ratio, Consolidated Total Debt, and Consolidated Adjusted EBITDA are defined in Section 1.01 of the Sixth Amendment (Exhibits 10.3.4 and 10.4.4 to this Quarterly Report on Form 10-Q) and summarized below:

•	The Total Net Leverage Ratio means, at any date of determination, the ratio of Consolidated Total Debt for such date, to Consolidated Adjusted EBITDA.

•	Consolidated Total Debt is the aggregate principal amount of indebtedness minus the aggregate amount of unrestricted cash at the balance sheet date.

Securities and Exchange Commission September 24, 2020

•
Consolidated Adjusted EBITDA is consolidated net income plus any applicable items determined in accordance with clauses (i)(b) through (i)(v) of the Consolidated Adjusted EBITDA definition, minus any applicable items determined in accordance with clauses (ii)(a) through (ii)(g) of the Consolidated Adjusted EBITDA definition in Section 1.01 of the Sixth Amendment ("Applicable Adjustments").

Under the provisions of the Sixth Amendment, calculation of Consolidated Adjusted EBITDA at each interim quarterly measurement period in 2020 is determined as the current year-to-date Consolidated Adjusted EBITDA annualized. For interim quarterly and full year measurement periods commencing in January 2021, calculation of Consolidated Adjusted EBITDA is determined on a last twelve months basis.

Consolidated Adjusted EBITDA is a non-GAAP liquidity measure. For determining the Total Net Leverage Ratio at June 30, 2020, Consolidated Adjusted EBITDA was calculated as follows in accordance with the referenced clause definitions from Section 1.01 of the Sixth Amendment:

(in thousands)	Six Months Ended
June 30, 2020

Consolidated Net Loss (GAAP)	$(13,727)
Applicable Adjustments:
Interest expense (clause (b))	21,983
Depreciation and amortization (clause (d) and (e))	20,635
Income tax benefit (clause (c))	(818)
Non-cash stock-based compensation (clause (j))	1,026
Acquisition transition services (clause (k))	1,735
Debt modification expenses (clause (h))	376
Write-off of an equity-method investment (clause (f))	211
Certain legal fees and expenses (clause (m))	820
Litigation settlement costs (clause (k)	79
Professional, accounting and consulting fees (clause (k))	145
Other professional and consulting fees (clause (h))	750
Other adjustments and tax expenses (clause (q))	(100)
Consolidated Adjusted EBITDA (non-GAAP)	$33,115
Factor to annualize year-to-date amount	12/6
Annualized	$66,230

Securities and Exchange Commission September 24, 2020

At June 30, 2020, the Total Net Leverage Ratio was 7:46:1.00, calculated as follows:

(in thousands, except ratio)	June 30, 2020

Consolidated Total Debt:
Current portion of long-term debt	$11,724
Long-term debt, net of discounts and deferred financing costs	480,639
Unamortized debt discounts and deferred financing costs	7,528
499,891
Less unrestricted cash	(5,854)
Consolidated Total Debt	$494,037

Annualized Consolidated Adjusted EBITDA (non-GAAP)	$66,230

Total Net Leverage Ratio	7.46